NO ACT

PE
2-11-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINA



11005996

March 22, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-11

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: International Paper Company
Incoming letter dated February 11, 2011

Dear Mr. Mueller:

This is in response to your letter dated February 11, 2011 concerning the shareholder proposal submitted to International Paper by William Steiner. We also have received a letter on the proponent's behalf dated February 16, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 22, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Paper Company
Incoming letter dated February 11, 2011.

The proposal relates to acting by written consent.

We are unable to concur in your view that International Paper may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proponent provided a letter documenting the proponent's ownership, and we are unable to conclude that International Paper has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that International Paper may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that International Paper did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
International Paper Company (IP)
Written Consent
William Steiner

Ladies and Gentlemen:

This responds to the February 11, 2011 company request to avoid this established rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on the procedural issue. The company failed to properly notify the proponent of any procedural issue within the 14-days of the submittal of the original of this proposal on September 24, 2010 which was accompanied by the broker letter. According to the company exhibits the company acknowledged essentially without reservation the September 24, 2010 rule 14a-8 proposal within 14-days of its submittal. The only concern that the company had within the required 14-days was future "guidance" from the Staff.

Having remained silent the company now demands relief after nearly 4-months. The company is asking for the equivalent of a proponent submitting a rule 14a-8 proposal 4-months late and expecting its inclusion in the proxy to be upheld.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The broker letter was prepared for William Steiner under the supervision of Mark Filiberto who signed the letter.

The company now complains about issues it could have easily observed in October 2010 and given notice to the proponent:
1) The irrelevant information that the proponent owns a different number of shares in 2009 and 2010 which are both easily above the $2000 threshold.

2) It is possible that a person other than Mark Filiberto wrote in a "2" on the DJF letter.

The company refers to the narrow Apache case which stated, "This ruling is narrow. This court does not rule on what Chevedden had to submit to comply with rule 14a-8(b)(2)." That was another way of saying that issuers should not cite this decision in no-action requests to the SEC.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Marla Adair <Marla.Adair@ipaper.com>

DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number FISMA & OMB Memorandum M-07 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 400 shares of International Paper Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/26/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

[IP: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**
RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ponsored this proposal.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 42186-00134

February 11, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *International Paper Company*
Shareowner Proposal of John Chevedden (Steiner)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, International Paper Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareowners (collectively, the "2011 Proxy Materials") a shareowner proposal regarding written consent by shareowners (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent"). A copy of the Proposal, as well as all correspondence between the Company and the Proponent relating to the Proposal (including an October 6, 2010 letter from the Company to the Proponent), is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated September 17, 2010 which the Company received via facsimile on September 24, 2010. The Proponent's submission also included a letter dated September 24, 2010 (the "2010 DJF Letter") purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of William Steiner ... held with National Financial Services LLC" certifying that, as of the date of such letter, the Proponent was the beneficial owner of 400 of the Company's shares since March 26, 2001. A copy of the 2010 DJF Letter is included in the materials in Exhibit A.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof Of Continuous Stock Ownership.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent has not demonstrated his eligibility to submit the Proposal under Rule 14a-8(b). Specifically, because it appears that the Proponent and/or Mr. Chevedden filled in information in the 2010 DJF Letter, that the 2010 DJF Letter contains a photocopied signature from DJF's representative and that other questions exist as to the reliability of the 2010 DJF Letter, the Proponent has not submitted "an affirmative written statement from the record holder" of his securities demonstrating his purported ownership of Company stock. Accordingly, the Proponent has not satisfied his burden of proving his eligibility to submit a proposal to the Company.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Rule 14a-8(b)(2), in turn, provides that if a shareowner is not a registered holder and/or the shareowner does not have a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with respect to the company on file with the Commission, the shareowner must prove ownership of the company's securities by "submit[ting] to the company a written statement from the 'record' holder ... verifying" ownership of the securities. In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff stated, "[in] the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" Section C.1.c, SLB 14 (emphasis added).

The Staff also has reiterated the need for share ownership verification to be provided by the record holder and not by the proponent. Thus, the Staff has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities" and has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. Section C.1.c.2, SLB 14 (emphasis added). *See Duke Realty Corp.* (avail. Feb. 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Staff for many years has concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a shareowner proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (avail. Feb. 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser, Piper Jaffray, that was not a record holder).

We are aware that proofs of ownership such as the 2010 DJF Letter have been questioned in a number of no-action requests submitted to the Staff this year. *See Amgen Inc.* (filed Jan. 10, 2011); *Bristol-Myers Squibb Co.* (filed Dec. 30, 2010); *American Express Co.* (filed Dec. 17, 2010). The 2010 DJF Letter suffers from the same types of deficiencies cited in other letters to the Staff, and as well other aspects of the 2010 DJF Letter raise serious concerns regarding the ability to rely on the 2010 DJF Letter. For example:

- The 2010 DJF Letter is a "form" document with blanks that have been filled in by hand.

- The 2010 DJF Letter has the same smudge above the signature block as other proof of ownership letters received by companies appearing on DJF letterhead, suggesting that a single letter was photocopied and thereafter the blanks were filled in with specific ownership information.

- The 2010 DJF Letter differs from a proof of ownership letter provided to the Company by DJF in 2009 on behalf of the Proponent (the "2009 DJF Letter"), a copy of which is attached hereto as Exhibit B. Among other things, the 2009 DJF Letter indicates that the Proponent holds a different number of shares with a different purchase date than stated in the 2010 DJF Letter.

- The handwriting on the 2010 DJF Letter appears to be from more than one person, and in particular the day and month on the 2010 DJF Letter differ from other handwriting on the letter. Specifically, the "2" in the date is in a different handwriting than the "2" in the year, and appears to be identical to the way in which John Chevedden wrote "2" on a post-it note that appears on the 2009 DJF Letter.

The verification of proof of ownership in Rule 14a-8(b)(2) is a central feature of the Commission's shareowner proposal process. The history of Rule 14a-8 and its minimum ownership and holding period requirements indicate that the Commission was well aware of the potential for abuse of the rule, and the Commission indicated on several occasions that it would not tolerate such conduct. For example, when the Commission amended Rule 14a-8 in 1983 to require that proponents using the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares, it stated that it was doing so in order to avoid abuse of the shareowner proposal rule and to ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4185 (November 5, 1948). Moreover, subsequent Staff guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. Likewise, a recent federal district court case involving Mr. Chevedden and the Apache Corporation also emphasizes the significance of the proof of ownership requirements under Rule 14a-8. In that case, the court noted that Apache had "identified grounds for believing that the proof of eligibility [was] unreliable." *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010).

In light of the foregoing, we believe the 2010 DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14. While the Staff has accepted proof of ownership from introducing brokers, such as DJF, since 2008 to satisfy this requirement, it has not deviated from the requirement that there be an "affirmative written statement from the record holder." Moreover, the Staff's position with respect to introducing brokers is based on the view that "[b]ecause of its relationship with the clearing and carrying broker-dealer..., the introducing broker-dealier is able to verify its customers' beneficial ownership." *The Hain Celestial Group, Inc.* (avail. Oct. 1, 2008). The use of photocopied form letters where the date is filled in by hand raises serious concerns as to whether and how an introducing broker has fulfilled its responsibilities under Rule 14a-8. Absent a clearer demonstration that the Proponent is a beneficial owner of the Company's shares, we believe the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Company's shares specifically verifying the Proponent's ownership of shares of the Company for purposes of Rule 14a-8(b). Accordingly, we request that the Staff concur with our view that the

Company may exclude the Proposal from the 2011 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although the 80 day date passed approximately 20 days ago, the Company did not meet the 80-day standard because the 2010 DJF Letter was designed to suggest that the Proponent was compliant with the ownership requirements of Rule 14a-8(b) and Rule 14a-8(f)(1). The Company was initially concerned with the validity of the DJF Letter, however, it was not until other companies challenged similar 2010 DJF Letters that the Company reassessed the validity of the 2010 DJF Letter it received from the Proponent. Accordingly, we believe that good cause for a waiver exists.

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Maura A. Smith, the Company's Senior Vice President, General Counsel & Corporate Secretary, at (901) 419-3829.

Sincerely,



Ronald O. Mueller

Enclosure(s)

cc: Maura A. Smith, International Paper Company
Marla F. Adair, International Paper Company
John Chevedden
William Steiner

101019904_4 (International Paper -- William Steiner (Chevedden) NAR) (2).DOC

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John V. Faraci
Chairman of the Board
International Paper Company (IP)
6400 Poplar Ave
Memphis TN 38197

Dear Mr. Faraci,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Maura Abeln Smith
Corporate Secretary
Joseph R. Saab <joseph.saab@ipaper.com>
Tel.: (901) 419-4331
Fax.: (901) 214-1234

[IP: Rule 14a-8 Proposal, September 24, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

DJF

DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number, held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 400 shares of International Paper Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/26/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

INTERNATIONAL PAPER

MARLA F. ADAIR
Chief Counsel – Global Corporate Governance, Treasury & Tax

INTERNATIONAL PLACE III
6400 POPLAR AVENUE
MEMPHIS, TN 38197

T 901-419-4340
F 901-214-0162
marla.adair@ipaper.com

October 6, 2010

VIA ELECTRONIC MAIL AND OVERNIGHT COURIER

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Action by Written Consent

Dear Mr. Chevedden:

I am writing on behalf of International Paper Company (the "Company") in response to your letter, which we received on September 24, 2010. You submitted a shareowner proposal on behalf of William Steiner entitled "Shareholder Action by Written Consent" for consideration at the Company's 2011 Annual Meeting of Shareowners (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

Rule 14a-8(b) under the Securities and Exchange Act of 1934, as amended, provides that Mr. Steiner must submit sufficient proof that he has continuously held at least $2,000 in market value, or 1%, of the Company's common stock for at least one year as of the date the proposal was submitted to the Company. We note that Mr. Steiner included with the Proposal a letter from an introducing broker purporting to establish his eligibility to submit the Proposal pursuant to Rule 14a-8(b). While we are familiar with the SEC staff's response in a letter to The Hain Celestial Group, Inc. (dated Oct 1, 2008), which reversed prior interpretations and stated the staff's view that a letter from an introducing broker could satisfy Rule 14a-8, it has been reported that the SEC's Division of Corporation Finance is re-examining its application of the proof of ownership requirements under Rule 14a-8. Accordingly, in the event that the SEC staff issues guidance under which the letter from Mr. Steiner's introducing broker is insufficient for purposes of Rule 14a-8(b), we request that Mr. Steiner submit sufficient proof of his ownership of the requisite number of Company shares.

Please address any response to me at International Paper Company, 6400 Poplar Avenue, Tower III, Memphis, Tennessee 38197. Alternatively, you may transmit any response by facsimile to me at (901) 214-0162 or by electronic mail at marla.adair@ipaper.com.

If you have any questions with respect to the foregoing, please contact me at (901) 419-4340. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Marla F. Adair
Chief Counsel - Global Corporate Governance,
Treasury & Tax

Enclosure
cc: William Steiner

Exhibit B


DJF

DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ___, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1000 shares of International Paper Co; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/30/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-09 # of pages ▶
To Joseph Saab	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 901-214-1234	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323